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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                           --------------------------
                                   SCHEDULE TO
                                 (RULE 14D-100)
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                           --------------------------
                              RITE AID CORPORATION
                       (Name of Subject Company (issuer))

                              RITE AID CORPORATION
                             (Name of Filing Person)


                  5.25% CONVERTIBLE SUBORDINATED NOTES DUE 2002
                     DEALER REMARKETABLE SECURITIES DUE 2003
                        (Titles of Classes of Securities)


                   767754AL8 (CONVERTIBLE SUBORDINATED NOTES)
                   767754AK0 (CONVERTIBLE SUBORDINATED NOTES)
                   U76659AA6 (CONVERTIBLE SUBORDINATED NOTES)
                   767754AM6 (DEALER REMARKETABLE SECURITIES)
                   U76659AB4 (DEALER REMARKETABLE SECURITIES)
                    (CUSIP Numbers of Classes of Securities)

                             ELLIOT S. GERSON, ESQ.
               SENIOR EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                              RITE AID CORPORATION
                                 30 HUNTER LANE
                          CAMP HILL, PENNSYLVANIA 17011
                                 (717) 975-5806
            (Name, address and telephone number of person authorized
      to receive notices and communications on behalf of the filing person)

                                    Copy to:

                              STACY J. KANTER, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                FOUR TIMES SQUARE
                            NEW YORK, NEW YORK 10036
                                 (212) 735-3497
                            Calculation of Filing Fee

               Transaction valuation*      Amount of filing fee
             -------------------------   ------------------------
                 $  415,416,600                $ 27,694.00

--------
* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the exchange of $321,591,600 principal amount of Rite Aid Corporation ("Rite Aid") 5.25% Convertible Subordinated Notes due 2002 for shares of Rite Aid common stock, par value $1.00 per share, ("Common Stock"), and the exchange of $93,825,000 principal amount of Rite Aid Dealer Remarketable Securities due 2003 for shares of Common Stock.

     Rite Aid has an accumulated capital deficit. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals one-fiftieth of one percent of one-third of the principal amount of the securities proposed to be acquired.


 [ ]Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount Previously Paid: ---------     Filing Party: -----------------
       Form or Registration No.: --------    Date Filed: ------------------



 [ ]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:


   [ ]  third-party tender offer subject to Rule 14d-1.

   [X]  issuer tender offer subject to Rule 13e-4.

   [ ]  going-private transaction subject to Rule 13e-3.

   [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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

     This Schedule TO relates to the offers by Rite Aid Corporation, a Delaware corporation ("Rite Aid"), (i) to exchange (the "Convertible Notes Exchange Offer") 145 shares of common stock, par value $1.00 per share, of Rite Aid ("Common Stock") for each $1,000 principal amount of currently outstanding 5.25% Convertible Subordinated Notes due 2002 (CUSIP Nos. 767754AL8, 767754AK0 and U76659AA6) (the "Convertible Notes") and (ii) to exchange (the "Remarketable Securities Exchange Offer," and, together with the Convertible Notes Exchange Offer, the "Exchange Offers") 155 shares of Common Stock for each $1,000 principal amount of currently outstanding Dealer Remarketable Securities due 2003 (CUSIP Nos. 767754AM6 and U76659AB4) (the "Remarketable Securities," and, together with the Convertible Notes, the "Exchange Offer Securities"). Subject to the terms and conditions of the Exchange Offers, Rite Aid will issue shares of Common Stock in exchange for up to $321,591,600 aggregate principal amount of Convertible Notes, representing 90% of the outstanding principal amount of the Convertible Notes, and for up to $93,825,000 aggregate principal amount of the Remarketable Securities, representing 50% of the outstanding principal amount of Remarketable Securities, that, in each case, are properly tendered and not withdrawn prior to the expiration of the Exchange Offers. If more than $321,591,600 aggregate principal amount of Convertible Notes are tendered, Rite Aid will purchase from each tendering holder of Convertible Notes an amount based on the proportion of Convertible Notes tendered by that holder to all Convertible Notes tendered. If more than $93,825,000 aggregate principal amount of Remarketable Securities are tendered, Rite Aid will purchase from each tendering holder of Remarketable Securities an amount based on the proportion of Remarketable Securities tendered by that holder to all Remarketable Securities tendered. Rite Aid will also pay accrued and unpaid interest up to the date of acceptance on Exchange Offer Securities Rite Aid accepts for exchange. The Convertible Notes Exchange Offer and the Remarketable Securities Exchange Offer are independent of each other and neither Exchange Offer is conditioned upon the exchange of a minimum principal amount of Exchange Offer Securities. Rite Aid reserves the right to extend or terminate either Exchange Offer, in its sole and absolute discretion, which may be for any or no reason, and to otherwise amend either Exchange Offer in any respect. The Exchange Offers are open to all holders of Exchange Offer Securities, and are subject to customary conditions. The Exchange Offers are subject to the terms and conditions set forth in the Offering Circular, dated February 12, 2001, (the "Offering Circular") and in the related letter of transmittal (which, as either may be amended or supplemented from time to time, together constitute the "Disclosure Documents"). Subject to applicable securities laws and the terms set forth in the Offering Circular, Rite Aid reserves the right to waive any and all conditions to either Exchange Offer. The Offering Circular and the letter of transmittal are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

     All information in the Disclosure Documents, including all schedules and annexes, is hereby expressly incorporated by reference in answer to all items in this Schedule TO, except as otherwise set forth below.


ITEM 1. SUMMARY TERM SHEET.

     The information set forth in the Offering Circular under the title "Summary Term Sheet" is incorporated herein by reference.


ITEM 2. SUBJECT COMPANY INFORMATION.

     (a) The issuer of the securities subject to the Exchange Offers is Rite Aid Corporation, a Delaware Corporation. Rite Aid's executive offices are located at 30 Hunter Lane, Camp Hill, Pennsylvania 17011. Rite Aid's telephone number is (717) 761-2633.

     (b) The subject classes of securities are Rite Aid's 5.25% Convertible Subordinated Notes due 2002 and Rite Aid's Dealer Remarketable Securities due 2003. As of February 12, 2001, $357,324,000 aggregate principal amount of Convertible Notes and $187,650,000 aggregate principal amount of Remarketable Securities are outstanding.

     (c) The Exchange Offer Securities are not listed on any national securities exchange and the Remarketable Securities are not authorized to be quoted in any inter-dealer quotation system of any national securities association. Certain institutions and securities dealers provide quotations for and engage in transactions in the Exchange Offer Securities. However, there is no established trading market for the Exchange Offer Securities.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) Rite Aid Corporation is the filing person and subject company. The business address and telephone number of Rite Aid are set forth under
          Item 2(a) of this Schedule TO.

     Pursuant to General Instruction C to Schedule TO, the following persons are the directors and/or executive officers of Rite Aid:



   Robert G. Miller       Chairman of the Board and Chief Executive Officer
   William J. Bratton     Director
   Alfred M. Gleason      Director
   Leonard I. Green       Director
   Nancy A. Lieberman     Director
   Mary F. Sammons        Director, President and Chief Operating Officer
   Stuart M. Sloan        Director
   Jonathan D. Sokoloff   Director
   Leonard N. Stern       Director
   Gerald Tsai, Jr.       Director
   Elliot S. Gerson       Senior Executive Vice President and General Counsel
   David R. Jessick       Senior Executive Vice President and Chief
                          Administrative Officer
   James P. Mastrian      Senior Executive Vice President -- Marketing and
                          Logistics
   John T. Standley       Senior Executive Vice President and Chief Financial
                          Officer
   Robert Sari            Senior Vice President, Deputy General Counsel and
                          Secretary
   Christopher Hall       Executive Vice President -- Finance and Accounting
   Eric Sorkin            Executive Vice President -- Pharmacy

     The business address and telephone number for all of the above directors and executive officers are c/o Rite Aid Corporation, 30 Hunter Lane, Camp Hill, Pennsylvania 17011 and (717) 761-2633.

     There is neither any person controlling Rite Aid nor any executive officer or director of any corporation or other person ultimately in control of Rite Aid.


ITEM 4. TERMS OF THE TRANSACTION.

     (a) The information set forth in the sections of the Offering Circular titled "The Exchange Offers," "Certain United States Federal Income Tax Considerations," "Unaudited Pro Forma Condensed Consolidated Financial Information" and "Description of Capital Stock" are incorporated herein by reference.

     (b) No Exchange Offer Securities are to be purchased from any officer, director or affiliate of Rite Aid.


ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (e) No agreement, arrangement or understanding exists between Rite Aid (including any person specified in Instruction C of this Schedule TO) and any other person with respect to any Exchange Offer Securities, other than the Indentures, including any Supplemental Indenture, governing the Exchange Offer Securities which are filed as exhibits to this Schedule TO.

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ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

   (a)        The information set forth in the section of the Offering
              Circular titled "Summary Term Sheet -- Why is Rite Aid making the Exchange Offers" is incorporated herein by reference.

   (b) The Exchange Offer Securities acquired pursuant to the Exchange Offers will be retired.

   (c)(1)     None.

   (c)(2)     None.

   (c)(3) The information set forth in the sections of the Offering Circular titled "Summary Term Sheet -- Why is Rite Aid making the Exchange Offers," "Capitalization" and "Unaudited Pro Forma Condensed Consolidated Financial Information" is incorporated herein by reference.

   (c)(4)     None.

   (c)(5)     None.

   (c)(6)     None.

   (c)(7)     None.

   (c)(8)     None.

   (c)(9) The information set forth in the sections of the Offering Circular titled "Summary Term Sheet -- Why is Rite Aid making the Exchange Offers," and "The Exchange Offers -- Terms of the Exchange Offers; Period for Tendering Exchange Offer Securities" is incorporated herein by reference.

   (c)(10)    None.


ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   (a) The total amount of funds or other consideration required by Rite Aid to consummate the Exchange Offers is 61,174,000 shares of Common Stock, (consisting of 46,631,000 shares in the Convertible Notes Exchange Offer and 14,543,000 shares in the Remarketable Securities Exchange Offer) and approximately (1) $7,500,000, assuming 100% of the maximum principal amount of Exchange Offer Securities being sought are tendered and exchanged pursuant to the Exchange Offers, and (b) $5,250,000, assuming 50% of the maximum principal amount of Exchange Offer Securities being sought are tendered and exchanged pursuant to the Exchange Offers, in cash for accrued and unpaid interest and expenses, which will be paid with cash flow from operations and/or borrowings under Rite Aid's senior credit agreement.

   (b)        Not applicable.

   (d)        Not applicable.


ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

   (a)        None.

   (b) On January 26, 2001, Rite Aid completed a privately negotiated exchange transaction in which 1,875,000 shares of Common Stock were exchanged for $15,000,000 aggregate principal amount of outstanding Convertible Notes. The exchange ratio was 125 shares of Common Stock per $1,000 principal amount of Convertible Notes (i.e., $8 principal amount of Convertible Notes per share of Common Stock).

              On January 30, 2001, Rite Aid completed a privately negotiated exchange transaction in which 2,600,000 shares of Common Stock were exchanged for $20,000,000 aggregate principal amount of outstanding Convertible Notes. The exchange ratio was 130 shares of Common Stock per $1,000 principal amount of Convertible Notes (i.e., $7.69 principal amount of Convertible Notes per share of Common Stock).

              No other persons, specified in Instruction 1 to Item 1008(b) of Regulation M-A, transacted in the Exchange Offer Securities during the past 60 days.


ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

   (a) The information set forth in the section of the Offering Circular titled "The Exchange Offers -- Solicitation" is incorporated herein by reference.


ITEM 10. FINANCIAL STATEMENTS.

   (a),(b),(c) The information set forth in the sections of the Offering Circular titled "Summary Historical and Pro Forma Financial Information," "Unaudited Pro Forma Condensed Consolidated Financial Information," "Selected Historical Financial Data" and the financial statements and information contained in the reports set forth in the section of the Offering Circular titled "Incorporation of Documents by Reference" are incorporated herein by reference.


ITEM 11. ADDITIONAL INFORMATION.

     (a)(b) None.


ITEM 12. EXHIBITS.

   (a)(1)(A)  Offering Circular dated February 12, 2001.1

   (a)(1)(B)  Letter of Transmittal.1

   (a)(1)(C)  Notice of Guaranteed Delivery.1

   (a)(1)(D)  Letter to Broker-Dealers.1

   (a)(1)(E)  Letter to Clients.1

   (a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.1

   (a)(5)(A)  Press release dated February 6, 2001.2

   (d)(1) Indenture, dated as of September 10, 1997, by and between Rite Aid and Harris Trust and Savings Bank, as Trustee, with respect to the 5.25% Convertible Subordinated Notes due 2002.3

   (d)(2) Supplemental Indenture, dated as of February 3, 2000, between Rite Aid, and Harris Trust and Savings Bank, to the Indenture dated September 10, 1997, between Rite Aid and Harris Trust and Savings Bank.4

   (d)(3) Indenture, dated as of September 22, 1998, by and between Rite Aid and Harris Trust and Savings Bank, as Trustee, with respect to the Dealer Remarketable Securities due 2003.5

   (d)(4) Supplemental Indenture, dated as of February 3, 2000, between Rite Aid and Harris Trust and Savings Bank, to the Indenture dated September 22, 1998, between Rite Aid and Harris Trust and Savings Bank.4

   (d)(5) Senior Credit Agreement, dated as of June 12, 2000, among Rite Aid, the Banks party thereto, Citicorp USA, Inc., as Senior Administrative Agent, Citicorp USA, Inc., as Senior Collateral Agent, and Heller Financial, Inc. and Fleet Retail Finance, Inc., as Syndication Agents.6

   (d)(6) Form of Amendment No. 1, dated as of November 6, 2000, to the Senior Credit Agreement, dated as of June 12, 2000, among Rite Aid Corporation, the Banks party thereto, Citicorp USA, Inc., as Senior Administrative Agent, Citicorp USA, Inc., as Senior Collateral Agent, and Heller Financial, Inc. and Fleet Retail Finance, Inc., as Syndication Agents.7


----------
1    Filed herewith.

2    Incorporated by reference to Rite Aid's Schedule TO-C dated February 7,
     2001.

3    Incorporated by reference to Rite Aid's Form S-3 dated November 6, 1997.

4    Incorporated by reference to Rite Aid's Form 8-K dated February 7, 2000.

5    Incorporated by reference to Rite Aid's Form S-4 dated November 6, 1998.

6    Incorporated by reference to Rite Aid's Form 8-K dated June 21, 1998.

7    Incorporated by reference to Rite Aid's Form 8-K dated November 8, 2000.

                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: February 12, 2001

                                     By: /s/ Elliot S. Gerson
                                         --------------------------------------
                                             Elliot S. Gerson, Esq.
                                             Senior Executive Vice President and
                                             General Counsel











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